UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003.

Northgate Exploration Limited

(Translation of registrant's name into English)

2050 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: July 31, 2003.

(signed)
Jon Douglas
Chief Financial Officer

News Release



NORTHGATE EXPLORATION LIMITED
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateexploration.ca

Northgate Exploration Limited

Q2

For the three months ended June 30, 2003

NORTHGATE REPORTS SECOND QUARTER RESULTS
KEMESS NORTH PROJECT ADVANCES TO FINAL FEASIBILITY STAGE

VANCOUVER, July 31, 2003 *(All figures in US dollars except where noted)* – Northgate Exploration Limited (TSX: NGX, AMEX: NXG) today reported cash flow from operations before changes in working capital of $5,619,000 or $0.03 per common share (fully diluted) for the three months ended June 30, 2003 from production of 69,226 ounces of gold and 19.5 million pounds of copper. This represents a 66% increase in cash flow compared to the same period last year and a 38% increase compared with the first quarter of 2003.

2003 Second Quarter Highlights

- Northgate generated operating cash flow of $5,619,000 from the production of 69,226 ounces of gold and 19.5 million pounds of copper, a 66% increase from the same period last year.

- The Kemess South mill posted record throughput averaging 50,526 tonnes per day during the quarter, reflecting the impact of the expert computer system that was integrated into the mill control system in April. The system has resulted in a 5% increase in mill throughput, which will generate incremental annual cash flow of $6 million at current prices.

- Strong operating performance from the existing mining fleet resulted in record quarterly mine production of 13.1 million tonnes of ore and waste.

- The Kemess North project was advanced to final feasibility stage following pre-feasibility study results.

- Drilling commenced at Northgate's exploration projects including the Hyland Gold property, the Brenda property and in the Kemess Camp during the month of June. First assay results are expected in August.

- Northgate acquired a listing on the American Stock Exchange (AMEX) and began trading on July 11, 2003 under the symbol NXG.

OPERATING RESULTS

Management's Discussion and Analysis

Northgate reported cash flow from operations (before changes in working capital and certain one time items, including a $9.8 million loss resulting from the close out of a gold hedge position in 2002,) of $5,619,000 in the second quarter of 2003 compared with cash flow of $3,377,000 during the same period last year. The net loss for the quarter was $3,126,000 or $0.02 per common share compared with a net loss of $12,063,000 or $0.17 per common share during the same period last year.

Northgate's total revenues for the second quarter were $30,126,000 compared with $27,212,000 for the corresponding period in 2002, reflecting higher gold and copper prices and higher production, offset somewhat by $2.2 million in non-recurring gold call option revenue that was recorded in 2002. The average metal prices received on sales in the second quarter of 2003 were $347 per ounce of gold and $0.74 per pound of copper compared with $310 per ounce and $0.72 per pound in the same period last year.

Total operating expenses in the second quarter of 2003 were $21,467,000 compared with $20,099,000 in the corresponding period of 2002. Operating expenses in the second quarter of 2003 benefited from $1.77 million in gains recorded from $12 million in currency hedges closed out during the quarter.

Kemess' cash cost in the second quarter of 2003 was $249 per ounce, $32 per ounce higher than the comparable quarter in the previous year. The increase in cash cost was due primarily to the strengthening Canadian dollar, which increased costs by approximately $20 per ounce, and the balance of the increase related to higher waste stripping during the quarter. Under the Gold Institute cash cost methodology, where stripping costs in excess of the life of mine average are excluded from the calculation of cash cost, Northgate's cash cost would have been $205 per ounce in the second quarter of 2003 compared with $186 per ounce in the same period of 2002.

Net interest expense declined to $916,000 for the three months ended June 30, 2003 from $1,584,000 during the corresponding period in 2002. The reduction in interest expense is attributable to a substantial reduction in the Corporation's long-term debt as a result of the equity financing completed in June 2002.

Administrative and general expenses increased in the second quarter of 2003 to $1,190,000 from $432,000 in the same quarter of 2002, as a result of expensing stock options and certain non-recurring items, including legal costs.

Depreciation and depletion expenses in the second quarter were $8,106,000 compared with $5,873,000 in 2002. The higher depreciation charge was the result of the larger quantity of ore mined and a change to the amortization rate resulting from the Kemess South reserve optimization completed in December 2002.

Capital expenditures during the second quarter totalled $6,473,000 compared with $6,902,000 in the second quarter of last year. Expenditures during the most recent quarter included the purchase of a new production drill and ongoing construction of the tailings dam.

OPERATIONS
Kemess South Mine

The Kemess South mine produced 69,226 ounces of gold and 19.5 million pounds of copper during the second quarter of 2003 compared to 67,360 ounces of gold and 17.3 million pounds of copper in the comparable period of 2002. Metal production during the second quarter of 2003 was higher than plan due to excellent mill throughput and recoveries, and processing of higher-grade ore during the last half of June.

A record 13.1 million tonnes of ore and waste were removed from the Kemess South pit during the second quarter, as mechanical availability of the mine haulage truck fleet and the mine's two cable shovels continued at very high levels.

The Kemess mill achieved 91% availability during the second quarter and processed an average of 50,526 tonnes per day, a 16% improvement over the same period last year and another production record for the operation. Recoveries of gold and copper remained at high levels during the second quarter despite the lower grade ore processed compared with the same quarter a year ago. An expert computer system was integrated into the mill control system during the quarter at a total cost of $250,000. The system has increased mill capacity by 5%, which will increase annual cash flow by over $6 million.

The following table provides a summary of operations for the second quarter and the first six months of 2003, compared with the comparable periods in 2002.

(100% of production basis)	**2Q03**	2Q02	**1H03**	1H02
Tonnes mined (ore plus waste)	**13,107,691**	10,949,200	**26,139,747**	21,476,766
Tonnes milled (ore)	**4,597,898**	3,964,216	**9,055,774**	8,192,859
Average mill operating rate (tpd)	**50,526**	43,563	**50,032**	45,264
Gold grade (gmt)	**0.646**	0.737	**0.624**	0.729
Copper grade (%)	**0.227**	0.239	**0.217**	0.242
Gold recovery (%)	**73**	71	**72**	70
Copper recovery (%)	**85**	83	**85**	82
Gold production (ounces)	**69,226**	67,360	**131,225**	135,553
Copper production (000's pounds)	**19,516**	17,316	**36,667**	35,767
Cash cost:				
Full absorption method	**249**	217	**252**	208
Gold Institute method	**205**	186	**209**	188

The Kemess South mine recorded two lost time incidents in the quarter, breaking a streak of 265 consecutive days without an incident. In neither incident was an employee seriously injured.

In the second quarter of the year, as part of the scheduled mining sequence, Kemess continued to process ore that was below the average reserve grade. In the second half of 2003, gold and copper production is expected to be higher than in the first half, as mining activity moves into higher-grade areas of the Kemess South pit. Total production for 2003 is projected to be 293,000 ounces of gold and 73.5 million pounds of copper.

KEMESS NORTH PROJECT PRE-FEASIBILITY STUDY

During the course of pre-feasibility studies on Kemess North, a new plan for the deposit was formed that accelerates the development and significantly enhances the economics. On the strength of the preliminary findings of the Kemess North Project team, Northgate's board of directors has approved an additional $2.5 million in funding for the commencement of final feasibility work, which will begin immediately. Results of the pre-feasibility study will be released in September and the full feasibility study will be completed in the first quarter of 2004.

Resource Conversion and Ore Metallurgy
A 12-year mine plan has been developed by engineering consultants at Norwest Corporation which outlines an open pit with 250 million tonnes of ore at a grade of 0.392 gmt gold and 0.207% copper containing 3.15 million ounces of gold and 1.14 billion pounds of copper. The life of mine waste:ore stripping ratio is 1.29:1. Pursuant to the requirements of NI 43-101, management expects to convert these resources within the proposed pit to a probable reserve once the final feasibility study is completed and filed early in 2004.

Extensive metallurgical test work performed at Lakefield Research Limited under the direction of K.V. Konigsmann, a metallurgical consultant, has confirmed that Kemess North ores can be processed in the existing concentrator with minimal changes. Variability testing throughout the deposit has determined that recoveries are expected to range from 80-90% for copper and 60-70% for gold and will increase with depth as the Kemess North pit is developed.

Development Scenario
During the course of the engineering work that commenced in January 2003, the project team identified capital and operating synergies that would be available if Kemess North were brought into production prior to the conclusion of mining at Kemess South. Therefore, the conceptual development schedule has now been modified to begin stripping waste from Kemess North in mid-2005 and begin mining ore from Kemess North in the second half of 2006. Both pits would operate simultaneously for a period of four years. Total mill throughput is anticipated to rise to 75,000 tonnes per day under this scenario, a 50% increase over current throughput rates due in large part to the generally softer nature of Kemess North ores compared with Kemess South. It is anticipated that reserves at Kemess North will be sufficient to permit mining to continue at Kemess North until 2017.

Infrastructure and Process Equipment
The Kemess North mine site will be accessed via an 11 km long road from the existing infrastructure at Kemess South. The site will consist of a primary crusher, initially one SAG mill, a maintenance building for mobile mining equipment and a fuel storage depot. Once ore is crushed and milled, it will be transported by a gravity flow pipeline running parallel to the access road to the existing Kemess South mill building for secondary milling and flotation. It was determined during the pre-feasibility study process that the proposed SAG mill/pipeline configuration had a lower capital cost and higher operational reliability, relative to the tunnel/conveyer concept that had previously been envisioned.

Several different options are being considered for the impoundment of the tailings and waste rock generated at Kemess North. It is anticipated that the Kemess South pit and the existing Kemess South tailings facility will be used in addition to one of several alternative sites that are being investigated as part of the feasibility study.

Feasibility Study Work Plan
In order to confirm pit design parameters and finalize the location of the access road and waste rock/tailings impoundment alternatives, further geotechnical and condemnation drilling will be undertaken in August and September. The Kemess North project team will also begin fieldwork necessary to prepare an Environmental Impact Study (EIS). Engineers at Hatch Associates are continuing their work on process modifications and infrastructure by preparing detailed engineering drawings and finalizing operating and capital cost estimates.

CORPORATE DEVELOPMENTS

Following the completion of all applicable SEC filings in the second quarter, Northgate acquired a listing on the American Stock Exchange (AMEX) early in July. Northgate's common shares began trading on the exchange on July 11, under the symbol NXG.

2003 EXPLORATION PROGRAM UPDATE

Diamond drilling began at the Hyland Gold property, the Brenda property and in the Kemess Camp during the month of June. Northgate expects to release the first assay results in August.

OUTLOOK

Ken Stowe, President and CEO, commented, "We had a strong second quarter with both the mine and mill operating at very high levels of performance. The balance of the year will benefit not only from better ore grade that has been scheduled in the normal mining sequence, but also from metallurgical improvements that were implemented in the first half of the year. In response to a stronger Canadian dollar, we continue to deliver programs that significantly reduce operating costs.

"I want to commend the work of the team that is responsible for the Kemess North feasibility study. This new development plan, with its accelerated schedule and additional synergies, will add significant value to Northgate, with its potential to double our existing gold reserves and extend the mine life to at least 2017."

****

QUARTERLY CONFERENCE CALL

You are invited to participate in the Northgate Exploration Limited live conference call where management will present the Corporation's second quarter results and discuss the results of the Kemess North pre-feasibility study. The conference call will take place on Friday, August 1, 2003 at 9:30 a.m. ET. The earnings news release and presentation package will be available the morning of August 1 on Northgate's web site at www.northgateexploration.ca under the Press Releases' and Investor Info – Presentations' pages, respectively.

Scheduled speakers for the conference call are Terry Lyons, Chairman, Ken Stowe, President and Chief Executive Officer, and Jon Douglas, Senior Vice President and Chief Financial Officer.

Following the formal presentation, we invite you to participate in our question and answer period. Members of senior management will be available to answer your questions, including the newest addition to our management team, Chris Rockingham, Vice President, Business Development and Exploration.

How to participate:

You may participate in the Northgate conference call by calling **(416) 695-6120** or toll free in North America at **1-877-461-2816** with reservation number **T435403S**. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialling (416) 695-6013 or 1-888-330-1960 with reservation number 5403.

****

Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 290,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

This press release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Exploration Limited (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2002 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2002 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

Mr. Terry A. Lyons	**Mr. Ken G. Stowe**
Chairman	*President and Chief Executive Officer*
604-688-4435	416-359-8641

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

	June 30 2003	December 31 2002
	(unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,465	$ 4,401
Concentrate settlements and other receivables	10,293	13,982
Inventories	10,189	7,652
	23,947	26,035
Other assets	12,020	11,215
Mineral property, plant and equipment	193,742	198,481
	$ 229,709	$ 235,731
LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 13,928	$ 15,655
Current portion of capital lease obligations	3,352	2,675
Current portion of long-term debt	10,500	9,000
	27,780	27,330
Capital lease obligations	11,401	9,871
Long-term debt	49,500	55,500
Provision for site closure and reclamation	12,159	10,298
	100,840	102,999
Non-controlling interest	—	3,393
Shareholders' equity (note 2)	128,869	129,339
	$ 229,709	$ 235,731

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Three months ended June 30, 2003 and 2002
(Expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
REVENUE	$ 30,126	$ 27,212	$ 56,481	$ 52,697
Operating costs	21,467	20,099	42,546	39,705
Administrative and general	1,190	432	2,108	784
	22,657	20,531	44,654	40,489
Earnings before interest, taxes, depreciation and depletion and other	7,469	6,681	11,827	12,208
Other expenses:				
Depreciation and depletion	8,106	5,873	15,970	12,831
Net interest	916	1,584	1,868	3,228
Exploration	1,335	746	1,852	786
Currency translation losses (gains)	174	1,073	(685)	1,299
Mining and capital taxes	257	197	501	528
Non-controlling interest	—	(568)	19	(691)
	10,788	8,905	19,525	17,981
Earnings (loss) before the following items:	(3,319)	(2,224)	(7,698)	(5,773)
Loss on settlement of gold forward sales contracts	—	9,839	—	9,839
Other income	193	—	193	—
Earnings (loss) for the period	$ (3,126)	$ (12,063)	$ (7,505)	$ (15,612)
Earnings (loss) per share – basic and diluted	$ (0.02)	$ (0.17)	$ (0.04)	$ (0.33)
Weighted average shares outstanding:				
Basic	198,521,154	77,831,883	193,091,130	55,047,648
Diluted	199,429,233	78,892,175	194,200,937	56,107,939

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Three months ended June 30, 2003 and 2002
(Expressed in thousands of United States dollars) (unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Retained earnings (deficit) at beginning of period, as previously reported	$ (52,901)	$ (36,610)	$ (48,486)	$ (31,640)
Adjustment for retroactive change in accounting for stock-based compensation (note 2(b))	—	—	(36)	—
Retained earnings (deficit) at beginning of period, as restated	(52,901)	(36,610)	(48,522)	(31,640)
Earnings (loss) for the period	(3,126)	(12,063)	(7,505)	(15,612)
Dividends on preferred shares	—	(1,166)	—	(1,166)
Interest on capital securities	—	—	—	(1,437)
Retained earnings (deficit) at end of period	$ (56,027)	$ (49,839)	$ (56,027)	$ (49,855)

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended June 30, 2003 and 2002
(Expressed in thousands of United States dollars) (unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
CASH PROVIDED BY (USED IN)				
Operations				
Earnings (loss) for the period	**$ (3,126)**	$(12,048)	**$ (7,505)**	$(15,581)
Non-cash items:				
Depreciation and depletion	**8,106**	5,873	**15,970**	12,831
Non-controlling interest	**—**	(568)	**19**	(691)
Unrealized currency translation losses (gains)	**171**	116	**418**	326
Accrual for site closure and reclamation	**75**	46	**146**	85
Amortization of deferred financing charges	**275**	119	**420**	234
Stock-based compensation	**118**	—	**237**	—
	5,619	(6,462)	**9,705**	(2,796)
Changes in non-cash operating working capital:				
Concentrate settlements and other receivables	**(600)**	1,273	**3,689**	4,594
Inventories	**(1,890)**	(2,389)	**(2,537)**	(5,962)
Accounts payable and accrual liabilities	**2,206**	(1,268)	**(1,727)**	4,749
	5,335	(8,846)	**9,130**	585
Investments				
Additions to other assets	**1**	(6)	**71**	(6)
Additions to mineral property, plant and equipment	**(6,473)**	(6,902)	**(7,853)**	(11,270)
	(6,472)	(6,908)	**(7,782)**	(11,276)
Financing				
Repayment of capital lease obligations	**(305)**	(398)	**(1,501)**	(1,085)
Capital lease financing	**3,708**	—	**3,708**	—
Repayment of debt	**(5,993)**	(66,874)	**(8,243)**	(70,137)
Issuance of debt	**—**	1,629	**3,743**	9,379
Issuance of preferred shares	**—**	—	**—**	56,475
Dividends on preferred shares	**—**	(1,166)	**—**	(1,166)
Issuance of common shares, net of share issuance costs	**31**	77,966	**9**	108,165
(Draw) repayment of capital securities	**—**	—	**—**	(88,656)
	(2,559)	11,157	**(2,284)**	12,975
Increase (decrease) in cash and cash equivalents	**(3,696)**	(4,597)	**(936)**	2,284
Cash and cash equivalents at beginning of period	**7,160**	7,685	**4,401**	804
Cash and cash equivalents at end of period	**$ 3,464**	$ 3,088	**$ 3,465**	$ 3,088
Supplementary information:				
Cash paid during the period for:				
Interest on capital securities	$ **—**	$ —	$ **—**	$14,860
Other interest	$ **854**	$ 15,117	$ **1,503**	$16,106
Income taxes	$ **—**	$ —	$ **—**	$ —
Non cash financing activities:				
Issuance of common shares on redemption of preferred shares	$ **—**	$ 56,475	$ **—**	$56,475
Issuance of common shares for acquisition of non-controlling interest in Kemess Mines Ltd.	$ **—**	$ —	**$ 6,790**	$ —

The accompanying note forms an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended June 30, 2003 and 2002
(Dollar amounts in tables are expressed in thousands of United States dollars) (unaudited)

1. **Basis of Presentation**

    The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements including the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

    These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2002 except as disclosed in note 2(b).

    Certain of the prior years' comparative figures have been reclassified to conform to the presentation adopted for the current period.

2. **Shareholders' Equity**

	June 30 2003	December 31 2002
Common shares (a)	$ 176,009	$ 169,212
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	274	36
Retained earnings (deficit)	(56,027)	(48,522)
	$ 128,869	$ 129,339

    (a) Common shares

	Number of shares	Amount
Balance, December 31, 2002	191,273,615	$ 169,212
Issued in Q1 2003:		
For acquisition of non-controlling interest in Kemess Mines Ltd.	7,186,000	6,790
Share issuance costs	—	(22)
Issued in Q2 2003:		
On exercise of options	74,000	37
Share issuance costs	—	(8)
Balance, June 30, 2003	198,533,615	$ 176,009

(b)   Stock-based compensation

During 2003, the Corporation changed its method of accounting for stock-based compensation awards granted to directors and employees. Formerly, the Corporation elected not to follow the fair value method for options granted to directors and employees and accordingly, did not record any stock-based compensation expense in its financial statements because the exercise price is equal to the market price at the date of grant. The Corporation disclosed the fair value of stock-based in the notes to its financial statements. Effective January 1, 2003, the Corporation changed the method of application of its stock-based compensation accounting policy so as to charge the fair value of stock-based compensation awards to compensation expense with a corresponding credit to shareholders' equity under contributed surplus. This change has been applied retroactively and has increased the loss previously reported for the three months ended June 30, 2002 by $15,000, for the six months ended June 30, 2002 by $31,000 and for the year ended December 31, 2002 by $36,000, with corresponding increases in deficit and fair value of stock options in shareholders' equity as at June 30, 2002 and December 31, 2002.

During the three months ended June 30, 2003, the Corporation granted 750,000 options to employees exercisable at $1.45 for 5 years, and during the three months ended March 31, 2003, the Corporation granted 525,000 options to employees exercisable at $1.84 for 5 years. 20% of these options vested immediately with the balance vesting in equal amounts on the anniversary of the grant dates over the next four years. The fair value of the share options vested in the three months ended June 30, 2003 was $118,000, and for the six months ended June 30, 2003 was $237,000.

The fair value of share options granted during the first two quarters of 2003 was estimated using the Black-Scholes option pricing model with the following assumptions:

	For Options Granted in Q1 2003	For Options Granted in Q2 2003
Risk-free interest rate	2.5%	2.5%
Annual dividends	—	—
Expected stock price volatility	63%	54%
Expected option life	3 years	3 years

3. **Financial Instruments**

At June 30, 2003, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 350,000 ounces of gold at an average accumulated price of $303 per ounce. These forward sales commitments are in the form of short-dated spot deferred contracts. A portion may be brought and settled into income in 2003 and a portion will eventually be rolled into future years as part of the Corporation's commitments under its project loan. The unrealized loss on these spot deferred contracts at June 30, 2003 was approximately $14,970,000.

At June 30, 2003, Kemess Mines Ltd. had contracts to sell $13,000,000 in the remainder of 2003 at an average exchange rate of 1.5904. The unrealized gain on these foreign exchange contracts was approximately $2,255,000 at June 30, 2003.